

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 28, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AT&T Inc., under the Exchange Act of 1934.

- Floating Rate Global Notes due 2023

- 1.050% Global Notes due 2023

- 1.800% Global Notes due 2026

- 2.350% Global Notes due 2029

Sincerely,